UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Issuance of Series F Convertible Preferred Shares pursuant to the Securities Purchase Agreement

On March 24, 2023, Kaixin Auto Holdings. (“Kaixin” or the “Company”) entered into a securities purchase agreement (the “Agreement”) with Stanley Star Group Inc (“Stanley Star”), pursuant to which the Company agreed to issue to Stanley Star an aggregate of 50,000 Series F Convertible Preferred Shares (the “Series F Preferred Shares”), each of which is convertible into 1,000 ordinary shares of the Company. The issuance of Series F Preferred Shares was closed on May 4, 2023 upon the relevant approval of the competent authorities of the Cayman Islands.

The offer and sale of the Series F Preferred Shares would not be registered under the U.S. Securities Act of 1933, as amended. The closing of the sale and issuance of Series F Preferred Shares under the Agreement was conditioned upon general customary closing conditions. The Company agreed to indemnify Stanley Star and certain related persons from any losses arising out of or based upon any breach of the representations, warranties and covenants pursuant to the Agreement.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: May 16, 2023	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Director